SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2006

Commission File Number 1-15028

China Unicom Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ___.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ___.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.)

EXHIBITS

Exhibit Number		Page
1	Annual Results Announcement for the year of 2005 of China Unicom Limited, dated March 23, 2006.	4

FORWARD-LOOKING STATEMENTS

The Annual Results Announcement of the Company, constituting Exhibits 1.1 to this Form 6-K, contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties.  Such forward-looking statements include, without limitation, the Company’s operating strategy and future plans; its capital expenditure plan; its future business condition and financial results; its abilities to expand network capacity and increase network efficiency; its ability to develop new technology applications and offer new services; its ability to realize the advantages of code division multiple access, or CDMA, technology and successfully execute its CDMA-related strategy; its ability to leverage its position as an integrated telecommunications operator and expand into new business and new markets; future growth of market demand for the Company’s services; and future regulatory and other developments in the Chinese telecommunications industry.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry, the State-owned Assets Supervision and Administration Commission and other relevant government authorities in China; the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China including the Chinese government’s policies with respect to economic growth, consolidations of and other structural changes in the telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  In addition, its future network expansion and other capital expenditure and development plans are dependent on numerous factors, including the availability of adequate financing on acceptable terms, the adequacy of currently available spectrum or availability of additional spectrum and the adequate and timely supply of equipment when required.  Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: March 24, 2006

	By:	/s/ Lo Wing Yan, William
Lo Wing Yan, William
Executive Director